EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Mary Magnani & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

New member appointed to Global Sources’ Board of Directors

HONG KONG, June 23, 2011 – Global Sources Ltd.’s (NASDAQ: GSOL) shareholders have appointed Mr. Peter Yam, 64, as a member of the company’s board of directors at the company’s annual general meeting of shareholders held on June 22, 2011.

“The addition of Peter Yam fortifies the depth and knowledge base of our board of directors,” said Global Sources’ chairman and CEO, Merle A. Hinrichs. “Peter is a seasoned executive who has conducted business throughout China for over 25 years. On behalf of our board of directors, I wish to extend our warmest welcome to Peter.”

Peter Yam joined Emerson (NYSE: EMR)  in 1986 and is currently an advisor to Emerson after retiring as president of Emerson Greater China and chairman of Emerson Electric (China) Holdings Co. Ltd. in April 2008. For more than two decades, Yam played a key role in leading Emerson’s investments in China.  Since June 2010, Yam has served as a non-executive director of ISG Asia Investment (HK) Ltd., and he is also currently an adjunct professor of The Chinese University of Hong Kong’s Faculty of Business Administration Department of Management and a member of the Planning and Development Committee, Hong Kong University School of Professional and Continuing Education. Yam was previously a member of the Suzhou Industrial Park International Advisory Committee from 2001 to 2008, a director of the Executive Committee of Foreign Investment Companies in Beijing from 2003 to 2008, a non-executive director of Sun Life Hong Kong Limited and affiliates from 2003 to 2010 and a member of the Board of Directors of the Hong Kong Science & Technology Parks Corporation from 2001 to 2006. He also previously served as a vice-president of the American Chamber of Commerce in Hong Kong, a visiting professor of Nanjing University’s School of Business and a visiting professor of Jiangmen Polytechnic in China. Yam holds a bachelor’s degree in electrical engineering from the University of Hong Kong and an Executive MBA from the University of Chicago.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 1 million active buyers – including the world's top 25 retailers – to source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on over 5.7 million products and more than 262,000 suppliers annually through 14 online marketplaces, 13 monthly print and 18 digital magazines, over 90 sourcing research reports and 73 specialized trade shows a year across nine cities.

Verified suppliers receive more than 127 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 40 years. Global Sources' network covers about 60 cities worldwide. In mainland China, Global Sources has about 2,700 team members in more than 40 locations, and a community of over 2.8 million registered online users and magazine readers for its Chinese-language media.